SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                                FORM N-54C

       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
     SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
  FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: ML-LEE ACQUISITION FUND, L.P.

     Address of Principal Business Office (No. & Street, City, State, Zip Code):
2 World Financial Center-14th Floor, New York, NY 10281-6114

Telephone Number (including area code): (212) 236-6576

File Number under the Securities Exchange Act of 1934: 0-15669

     The undersigned company (1) has distributed substantially all of its assets to its securityholders and has effected a winding-up of its affairs and (2) is not liquidating as part of a merger.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf of the City of New York and the State of New York on the 9th day of January, 2001.

                                            ML-LEE ACQUISITION FUND, L.P.

                                            By: Mezzanine Investments, L.P.
                                                Managing General Partner

                                            By: ML Mezzanine Inc.
                                                Its General Partner

                                            By: /s/ Kevin T. Seltzer
                                                ------------------------
                                                Kevin T. Seltzer
                                                Vice President and Treasurer

Sworn to me this 9th day of January, 2001.
ATTEST: /s/ Gerard M. Haugh
        -------------------
        Gerard M. Haugh
        Notary Public, State of New York
        No. 01HA5020017
        Qualified in Orange County
        Commission Expires November 8, 2001

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